

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 17, 2012

<u>Via Facsimile</u>
Mr. Robert L. Matejka
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

      Re: **RPM International Inc.**
              Form 10-K for Fiscal Year Ended May 31, 2011
              Filed July 27, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed August 30, 2011
              File No. 1-14187

Dear Mr. Matejka:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ W. John Cash

              W. John Cash
              Branch Chief